887985
1-11190

02035099

P.E. 5.1.02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

From 2 April 2002 to 1 May 2002

ENTERPRISE OIL plc

(Translation of registrant's name into English)

GRAND BUILDINGS, TRAFALGAR SQUARE

LONDON WC2N 5EJ, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ....X...... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....

[If "Yes" is marked, indicate below the file number assigned to the registrant in

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ENTERPRISE OIL plc
(Registrant)

Date: 1 May 2002

By..

Name: M J WHITE

Title: COMPANY SECRETARY

Print the name and title of the signing officer under his signature.

FILE No: 82-3004

DOCUMENTS MADE PUBLIC, FILED OR DISTRIBUTED SINCE 4th March 2002

Document Title	Date	Entity Requiring Item
Notification of dealings in shares of the Company by a substantial Shareholder	3 April 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	3 April 2002	London Stock Exchange
Notification of dealings in shares of the Company by a substantial Shareholder	4 April 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	4 April 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	5 April 2002	London Stock Exchange
Notification of dealings in shares of the Company by a substantial Shareholder	8 April 2002	London Stock Exchange
Notification of dealings in shares of the Company by a substantial Shareholder	8 April 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	8 April 2002	London Stock Exchange
Notification of dealings in shares of the Company by a substantial Shareholder	8 April 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	8 April 2002	London Stock Exchange
Notification of dealings in shares of the Company by a substantial Shareholder	9 April 2002	London Stock Exchange
Notification of dealings in shares of the Company by a substantial Shareholder	10 April 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	10 April 2002	London Stock Exchange

Notification of dealings in shares of the Company by Directors and Connected Persons	11 April 2002	London Stock Exchange
Notification of dealings in shares of the Company by a substantial Shareholder	12 April 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	15 April 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	16 April 2002	London Stock Exchange
Notification of dealings in shares of the Company by a substantial Shareholder	17 April 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	18 April 2002	London Stock Exchange
Notification of dealings in shares of the Company by a substantial Shareholder	18 April 2002	London Stock Exchange
Notification of dealings in shares of the Company by a substantial Shareholder	18 April 2002	London Stock Exchange
Notification of dealings in shares of the Company by a substantial Shareholder	23 April 2002	London Stock Exchange
Notification of dealings in shares of the Company by a substantial Shareholder	23 April 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	24 April 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	29 April 2002	London Stock Exchange
Form G(88)2 Return of Allotments of shares under the Enterprise Oil Senior Executive Share Option Scheme	Various	Registrar of Companies
Form (88)2 Return of Allotments of shares under the Enterprise Oil Savings Related Share Option Scheme	Various	Registrar of Companies

82-3004

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Holding(s) in Company
Released	15:37 3 Apr 2002
RNS Number	9665T

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Enterprise Oil plc

2) Name of shareholder having a major interest:

Royal Dutch Petroleum Company, The "Shell" Transport and Trading Company p.l.c., The Shell Petroleum Company Limited and Shell Resources P.L.C.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the above holders and their subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shell Resources P.L.C.

5) Number of shares/amount of stock acquired:

50,108,528

6) Percentage of issued class:

10.4%

7) Number of shares/amount of stock disposed:

Nil

8) Percentage of issued class:

N/a

9) Class of security:

Ordinary shares of 25p each

10) Date of transaction:

2 April 2002

11) Date company informed:

3 April 2002

12) Total holding following this notification:

50,108,528

13) Total percentage holding of issued class following this notification:

10.4%

14) Any additional information:

N/a

15) Name of contact and telephone number for queries:

Mark J. White - 020 7925 4305

16) Name and signature of authorised company official responsible for making this notification:

Mark J White, Company Secretary

Date of notification:

3 April 2002

END

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82-3004

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	16:32 3 Apr 2002
RNS Number	9753T

Announcement Body Information:

SHARE OPTION EXERCISE BY CURRENT AND FORMER EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 3 April 2002 of 109,222 ordinary shares in the capital of the company following an exercise of share options made today by current and former employees. 30,872 shares were sold following exercise at 727p per share and 78,350 shares were sold following exercise at 725.5p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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RNS Full Text Announcement

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Holding(s) in Company
Released	13:53 4 Apr 2002
RNS Number	0305U

We have today been informed that, consequent upon sales of 4,460,000 shares (0.927% of the current issued share capital) on 2 April 2002, the CGNU plc group (including Morley Fund Management Limited) no longer has a notifiable interest in the company's ordinary shares.

ENDS.

END

Company website

82-3004

RNS Full Text Announcement

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	15:37 4 Apr 2002
RNS Number	0437U

Announcement Body Information:

SHARE OPTION EXERCISE BY CURRENT AND FORMER EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 4 April 2002 of 116,607 ordinary shares in the capital of the company following an exercise of share options made today by current and former employees. 116,340 shares were sold following exercise at 724p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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82-3004

RNS Full Text Announcement

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	14:18 5 Apr 2002
RNS Number	1071U

Announcement Body Information:

SHARE OPTION EXERCISE BY CURRENT AND FORMER EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 5 April 2002 of 19,866 ordinary shares in the capital of the company following an exercise of share options made today by current and former employees. 5,281 shares were sold following exercise at 723p per share, 4,022 shares were sold following exercise at 723.13p per share and 10,563 shares were sold following exercise at 723.5p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

Company website

82-3004

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Holding(s) in Company
Released	08:23 8 Apr 2002
RNS Number	1523U

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Enterprise Oil plc

2) Name of shareholder having a major interest:

Royal Dutch Petroleum Company, The "Shell" Transport and Trading Company p.l.c., The Shell Petroleum Company Limited and Shell Resources P.L.C.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the above holders and their subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shell Resources P.L.C.	53,801,840
Shell Trust (Bermuda) Limited as trustee for	401,712
Shell Overseas Contributory Pension Fund	
Shell Trust (Bermuda) Limited as trustee for	43,000
Shell International Pension Fund	
Shell Pensions Trust Limited as trustee for	1,578,848
Shell Contributory Pension Fund	
Stichting Shell Pensioenfonds	348,989

5) Number of shares/amount of stock acquired:

6,065,861 (3,693,312 by Shell Resources P.L.C. on 4 April 2002. The balance of shares are held by pension/provident funds managed by member companies of the Royal

Dutch/Shell Group as at close of business on 3 April 2002).

6) Percentage of issued class:

1.26%

7) Number of shares/amount of stock disposed:

Nil

8) Percentage of issued class:

N/a

9) Class of security:

Ordinary shares of 25p each

10) Date of transaction:

4 April 2002

11) Date company informed:

5 April 2002

12) Total holding following this notification:

56,174,389

13) Total percentage holding of issued class following this notification:

11.68%

14) Any additional information:

N/a

15) Name of contact and telephone number for queries:

Mark J. White - 020 7925 4305

16) Name and signature of authorised company official responsible for making this notification:

Mark J White, Company Secretary

Date of notification:

8 April 2002

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Holding(s) in Company
Released	08:39 8 Apr 2002
RNS Number	1528U

We have today been informed that, consequent upon sales of 123,100 shares (0.0255% of the current issued share capital) on 3 April 2002, Legal & General Investment Management Limited no longer has a notifiable interest in the company's ordinary shares.

ENDS.

END

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	15:21 8 Apr 2002
RNS Number	1926U

NOTIFICATIONS UNDER THE LISTING RULES - DIRECTORS 16.3(c)

ANNUAL AWARD UNDER THE ENTERPRISE OIL PROFIT SHARING SCHEME ("the Scheme")

On 8 April 2002 the under-mentioned directors of Enterprise Oil plc were each appropriated the under-noted ordinary shares of 25p each in the capital of the Company under the terms of the Inland Revenue approved Scheme at a price of 725p.

The shares are normally held by the trustees of the Scheme for a minimum 2 year retention period following which the directors may instruct the trustees to sell the shares on their behalf or transfer them into their own name. The shares are usually released from trust after three years. No consideration was payable for the appropriations.

Name	Number of Shares
I G Craig	1,103
W S H Laidlaw	1,103
A B Shilston	1,103
K P Watts	1,103

The above-noted directors' interests in the Company's ordinary shares have increased accordingly.

ENDS.

END

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Holding(s) in Company
Released	17:21 8 Apr 2002
RNS Number	2134U

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Enterprise Oil plc

2) Name of shareholder having a major interest:

Royal Dutch Petroleum Company, The "Shell" Transport and Trading Company p.l.c., The Shell Petroleum Company Limited and Shell Resources P.L.C.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the above holders and their subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shell Resources P.L.C.	58,130,623
Shell Trust (Bermuda) Limited as trustee for	401,712
Shell Overseas Contributory Pension Fund	
Shell Trust (Bermuda) Limited as trustee for	43,000
Shell International Pension Fund	
Shell Pensions Trust Limited as trustee for	1,578,848
Shell Contributory Pension Fund	
Stichting Shell Pensioenfonds	348,989

5) Number of shares/amount of stock acquired:

4,328,783

6) Percentage of issued class:

0.899%

7) Number of shares/amount of stock disposed:

Nil

8) Percentage of issued class:

N/a

9) Class of security:

Ordinary shares of 25p each

10) Date of transaction:

8 April 2002

11) Date company informed:

8 April 2002

12) Total holding following this notification:

60,503,172

13) Total percentage holding of issued class following this notification:

12.58%

14) Any additional information:

N/a

15) Name of contact and telephone number for queries:

Mark J. White - 020 7925 4305

16) Name and signature of authorised company official responsible for making this notification:

Mark J White, Company Secretary

Date of notification:

8 April 2002

END

82-3004

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RNS Full Text Announcement

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	17:29 8 Apr 2002
RNS Number	2145U

Announcement Body Information:

SHARE OPTION EXERCISE BY CURRENT AND FORMER EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 8 April 2002 of 221,928 ordinary shares in the capital of the company following exercises of share options made today by current and former employees. All shares were sold following exercise at 724.5p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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82-3004

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Holding(s) in Company
Released	11:11 9 Apr 2002
RNS Number	2367U

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Enterprise Oil plc

2) Name of shareholder having a major interest:

Royal Dutch Petroleum Company, The "Shell" Transport and Trading Company p.l.c., The Shell Petroleum Company Limited and Shell Resources P.L.C.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the above holders and their subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shell Resources P.L.C. 62,509,156

Shell Trust (Bermuda) Limited as trustee for 401,712

Shell Overseas Contributory Pension Fund

Shell Trust (Bermuda) Limited as trustee for 43,000

Shell International Pension Fund

Shell Pensions Trust Limited as trustee for 1,578,848

Shell Contributory Pension Fund

Stichting Shell Pensioenfonds 348,989

5) Number of shares/amount of stock acquired:

4,378,533

6) Percentage of issued class:

0.91%

7) Number of shares/amount of stock disposed:

Nil

8) Percentage of issued class:

N/a

9) Class of security:

Ordinary shares of 25p each

10) Date of transaction:

8 April 2002

11) Date company informed:

9 April 2002

12) Total holding following this notification:

64,881,705

13) Total percentage holding of issued class following this notification:

13.49%

14) Any additional information:

N/a

15) Name of contact and telephone number for queries:

Mark J. White - 020 7925 4305

16) Name and signature of authorised company official responsible for making this notification:

Mark J White, Company Secretary

Date of notification:

9 April 2002

END

82-3004

RNS Full Text Announcement

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	14:47 9 Apr 2002
RNS Number	2572U

Announcement Body Information:

SHARE OPTION EXERCISE BY CURRENT AND FORMER EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 9 April 2002 of 122,398 ordinary shares in the capital of the company following exercises of share options made today by current and former employees. 114,213 shares were sold following exercise at 724.5p per share and 8,185 shares were sold following exercise at 725.63p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

Company website

82-3004

RNS Full Text Announcement

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Holding(s) in Company
Released	15:55 10 Apr 2002
RNS Number	3423U

NOTIFICATION OF MAJOR INTERESTS IN SHARES:

1)Name of company:

Enterprise Oil plc

2)Name of shareholder having a major interest:

Royal Dutch Petroleum Company, The "Shell" Transport and Trading Company

p.l.c., The Shell Petroleum Company Limited and Shell Resources P.L.C.

3)Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the above holders and their subsidiaries.

4)Name of the registered holder(s) and, if more than one holder, the number of

shares held by each of them:

Shell Resources P.L.C. 66,607,597

Shell Trust (Bermuda) Limited as trustee for 401,712

Shell Overseas Contributory Pension Fund

Shell Trust (Bermuda) Limited as trustee for 43,000

Shell International Pension Fund

Shell Pensions Trust Limited as trustee for 1,578,848

Shell Contributory Pension Fund

Stichting Shell Pensioenfonds 348,989

5)Number of shares/amount of stock acquired:

4,098,441

6)Percentage of issued class:

0.85%

7)Number of shares/amount of stock disposed:

Nil

8) Percentage of issued class:

N/a

9)Class of security:

Ordinary shares of 25p each

10) Date of transaction:

10 April 2002

11) Date company informed:

10 April 2002

12)Total holding following this notification:

68,980,146

13)Total percentage holding of issued class following this notification:

14.34%

14) Any additional information:

15)Name of contact and telephone number for queries:

Mark J. White - 020 7925 4305

16)Name and signature of authorised company official responsible for making this notification:

Mark J White, Company Secretary

Date of notification:

10 April 2002

END

82-3004

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	15:57 10 Apr 2002
RNS Number	3428U

Announcement Body Information:

SHARE OPTION EXERCISE BY FORMER EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 10 April 2002 of 130,427 ordinary shares in the capital of the company following exercises of share options made today by former employees. All of the shares were sold following exercise at 724.5p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	15:29 11 Apr 2002
RNS Number	4099U

Announcement Body Information:

SHARE OPTION EXERCISES BY CURRENT AND FORMER EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 11 April 2002 of 31,805 ordinary shares in the capital of the company following exercises of share options made today by current and former employees. All of the shares were sold following exercise at 725p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

Company website

82-3004

RNS Full Text Announcement

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Holding(s) in Company
Released	16:58 12 Apr 2002
RNS Number	4974U

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Enterprise Oil plc

2) Name of shareholder having a major interest:

Royal Dutch Petroleum Company, The "Shell" Transport and Trading Company p.l.c., The Shell Petroleum Company Limited and Shell Resources P.L.C.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the above holders and their subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shell Resources P.L.C.	72,368,623
Shell Trust (Bermuda) Limited as trustee for	401,712
Shell Overseas Contributory Pension Fund	
Shell Trust (Bermuda) Limited as trustee for	43,000
Shell International Pension Fund	
Shell Pensions Trust Limited as trustee for	1,578,848
Shell Contributory Pension Fund	
Stichting Shell Pensioenfonds	348,989

5) Number of shares/amount of stock acquired:

5,761,026

6) Percentage of issued class:

1.198%

7) Number of shares/amount of stock disposed:

Nil

8) Percentage of issued class:

N/a

9) Class of security:

Ordinary shares of 25p each

10) Date of transaction:

11 April 2002

11) Date company informed:

12 April 2002

12) Total holding following this notification:

74,741,172

13) Total percentage holding of issued class following this notification:

15.54%

14) Any additional information:

N/a

15) Name of contact and telephone number for queries:

Mark J. White - 020 7925 4305

16) Name and signature of authorised company official responsible for making this notification:

Mark J White, Company Secretary

Date of notification:

12 April 2002

END

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82-3004

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RNS Full Text Announcement

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	12:23 15 Apr 2002
RNS Number	5321U

Announcement Body Information:

SHARE OPTION EXERCISES BY A CURRENT EMPLOYEE

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 15 April 2002 of 5,281 ordinary shares in the capital of the company following an exercise of share options made today by a current employee. All of the shares were sold following exercise at 724.5p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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82-3004

RNS Full Text Announcement

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	13:49 16 Apr 2002
RNS Number	6095U

Announcement Body Information:

SHARE OPTION EXERCISES BY FORMER EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 16 April 2002 of 52,751 ordinary shares in the capital of the company following an exercise of share options made today by former employees. All of the shares were sold following exercise at 724.5p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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RNS Full Text Announcement

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Holding(s) in Company
Released	12:30 17 Apr 2002
RNS Number	6738U

NOTIFICATION OF MAJOR INTERESTS IN SHARES:

1)Name of company:

Enterprise Oil plc

2)Name of shareholder having a major interest:

Royal Dutch Petroleum Company, The "Shell" Transport and Trading Company p.l.c., The Shell Petroleum Company Limited and Shell Resources P.L.C.

3)Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the above holders and their subsidiaries.

4)Name of the registered holder(s) and, if more than one holder, the number of

shares held by each of them:

Shell Resources P.L.C.	83,618,079
Shell Trust (Bermuda) Limited as trustee for Shell Overseas Contributory Pension Fund	401,712
Shell Trust (Bermuda) Limited as trustee for Shell International Pension Fund	43,000
Shell Pensions Trust Limited as trustee for Shell Contributory Pension Fund	1,578,848
Stichting Shell Pensioenfonds	348,989

5)Number of shares/amount of stock acquired:

11,249,456

6)Percentage of issued class:

2.34%

7)Number of shares/amount of stock disposed:

Nil

8) Percentage of issued class:

N/a

9)Class of security:

Ordinary shares of 25p each

10) Date of transaction:

16 April 2002

11) Date company informed:

17 April 2002

12)Total holding following this notification:

85,990,628

13)Total percentage holding of issued class following this notification:

17.87%

14) Any additional information:

15)Name of contact and telephone number for queries:

Mark J. White - 020 7925 4305

16)Name and signature of authorised company official responsible for making this notification:

Mark J White, Company Secretary

Date of notification:

17 April 2002

END

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	16:37 18 Apr 2002
RNS Number	7652U

Announcement Body Information:

SHARE OPTION EXERCISES BY FORMER EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 18 April 2002 of 50,282 ordinary shares in the capital of the company following exercises of share options made today by former employees. All of the shares were sold following exercise at 718.5p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Holding(s) in Company
Released	18:13 18 Apr 2002
RNS Number	7747U

NOTIFICATION OF MAJOR INTERESTS IN SHARES:

1)Name of company:

Enterprise Oil plc

2)Name of shareholder having a major interest:

Royal Dutch Petroleum Company, The "Shell" Transport and Trading Company p.l.c., The Shell Petroleum Company Limited and Shell Resources P.L.C.

3)Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the above holders and their subsidiaries.

4)Name of the registered holder(s) and, if more than one holder, the number of

shares held by each of them:

Shell Resources P.L.C.	93,666,036
Shell Trust (Bermuda) Limited as trustee for Shell Overseas Contributory Pension Fund	401,712
Shell Trust (Bermuda) Limited as trustee for Shell International Pension Fund	43,000
Shell Pensions Trust Limited as trustee for Shell Contributory Pension Fund	1,578,848
Stichting Shell Pensioenfonds	348,989

5)Number of shares/amount of stock acquired:

10,047,957

6)Percentage of issued class:

2.089%

7)Number of shares/amount of stock disposed:

Nil

8) Percentage of issued class:

N/a

9)Class of security:

Ordinary shares of 25p each

10) Date of transaction:

17 April 2002

11) Date company informed:

18 April 2002

12)Total holding following this notification:

96,038,585

13)Total percentage holding of issued class following this notification:

19.96%

14) Any additional information:

15)Name of contact and telephone number for queries:

Mark J. White - 020 7925 4305

16)Name and signature of authorised company official responsible for making this notification:

Mark J White, Company Secretary

Date of notification:

18 April 2002

END

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Holding(s) in Company
Released	18:20 18 Apr 2002
RNS Number	7755U

NOTIFICATION OF MAJOR INTERESTS IN SHARES:

1)Name of company:

Enterprise Oil plc

2)Name of shareholder having a major interest:

Royal Dutch Petroleum Company, The "Shell" Transport and Trading Company p.l.c., The Shell Petroleum Company Limited and Shell Resources P.L.C.

3)Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the above holders and their subsidiaries.

4)Name of the registered holder(s) and, if more than one holder, the number of

shares held by each of them:

Shell Resources P.L.C.	137,166,036
Shell Trust (Bermuda) Limited as trustee for	401,712
Shell Overseas Contributory Pension Fund	
Shell Trust (Bermuda) Limited as trustee for	43,000
Shell International Pension Fund	
Shell Pensions Trust Limited as trustee for	1,578,848
Shell Contributory Pension Fund	
Stichting Shell Pensioenfonds	348,989

5)Number of shares/amount of stock acquired:

43,500,000

6)Percentage of issued class:

9.042%

7)Number of shares/amount of stock disposed:

Nil

8) Percentage of issued class:

N/a

9)Class of security:

Ordinary shares of 25p each

10) Date of transaction:

18 April 2002

11) Date company informed:

18 April 2002

12)Total holding following this notification:

139,538,585

13)Total percentage holding of issued class following this notification:

29.00%

14) Any additional information:

15)Name of contact and telephone number for queries:

Mark J. White - 020 7925 4305

16)Name and signature of authorised company official responsible for making this notification:

Mark J White, Company Secretary

Date of notification:

18 April 2002

END

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Holding(s) in Company
Released	08:51 23 Apr 2002
RNS Number	9189U

Notification of Major Interests in Shares

1 Name of company:

Enterprise Oil plc

2 Name of shareholder having a major interest:

Mr Edward C. Johnson 3rd, Fidelity International Limited and its direct and indirect subsidiaries including Fidelity Pension Management and Fidelity Investment Services Limited

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the shareholders named above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Limited 7,564,440

RBS Trust Bank 545,900

Bankers Trust 94,700

Nortrust Nominees Limited 92,417

BT Globenet Nominees Limited 32,100

MSS Nominees Limited 32,510

Citibank 64,600

Morgan Stanley 120,833

Bank of New York Europe 141,997

Bank of New York London 38,698

Northern Trust 220,400

HSBC Client Holdings Nominee (UK) Limited 15,765,508

JP Morgan 173,063

5 Number of shares/amount of stock acquired:

5,586,773

6 Percentage of issued class:

1.16%

7 Number of shares/amount of stock disposed:

nil

8 Percentage of issued class:

n/a

9 Class of security:

Ordinary Shares of 25 pence each

10 Date of transaction:

22 April 2002

11 Date company informed:

23 April 2002

12 Total holding following this notification:

24,887,166

13 Total percentage holding of issued class following this notification:

5.17%

14 Contact name for queries:

M J White

15 Contact telephone number:

020 7925 4305

16 Name of company official responsible for making notification:

M J White

17 Date of notification:

23 April 2002

END

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Holding(s) in Company
Released	11:38 23 Apr 2002
RNS Number	9353U

1) Name of company:

Enterprise Oil plc

2) Name of shareholder having a major interest:

UBS AG and UBS Warburg

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the above holders.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

UBS Warburg 15,268,155

5) Number of shares/amount of stock acquired:

15,268,155

6) Percentage of issued class:

3.17%

7) Number of shares/amount of stock disposed:

nil

8) Percentage of issued class:

n/a

9) Class of security:

Ordinary shares of 25p each

10) Date of transaction:

19 April 2002

11) Date company informed:

23 April 2002

12) Total holding following this notification:

15,268,155

13) Total percentage holding of issued class following this notification:

3.17%

14) Any additional information:

15) Name of contact and telephone number for queries:

Mark J. White - 020 7925 4305

16) Name and signature of authorised company official responsible for making this notification:

Mark J White, Company Secretary

Date of notification:

23 April 2002

END

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	12:12 24 Apr 2002
RNS Number	0100V

Announcement Body Information:

SHARE OPTION EXERCISES BY EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 24 April 2002 of 43,778 ordinary shares in the capital of the company following exercises of share options made today by employees. 35,539 shares were sold following exercise at 720p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	09:58 29 Apr 2002
RNS Number	2123V

Announcement Body Information: SHARE OPTION EXERCISES BY CURRENT AND FORMER EMPLOYEES:

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 29 April 2002 of 46,100 ordinary shares in the capital of the company following exercises of share options made today by current and former employees. 38,682 shares were sold following exercise at 720p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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ICSA SOFTWARE

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Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	1682048
Company Name in full	Enterprise Oil plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	03	
Month	04	
Year	2002	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,129	17,283	5,500
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£3.898	£4.36	£3.7158

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Account ESOS	Class of shares allotted: Ordinary	Number allotted: 23,912
Address: 8 Telegraph Street, London		
UK Postcode: E C 2 R 7 A R		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] **Date** 4/4/02

~~A director~~ / secretary, ~~administrator, administrative receiver~~ / ~~receiver manager / receiver~~

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

ICSA SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 1682048

Company Name in full Enterprise Oil plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,055	1,657	1,939
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£4.9022	£4.36	£3.898

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name: Cazenove Nominees Limited Account ESOS		Class of shares allotted: Ordinary	Number allotted: 4,651
Address: 8 Telegraph Street, London	UK Postcode: EC2R 7AR		
Name		Class of shares allotted	Number allotted
Address	UK Postcode		
Name		Class of shares allotted	Number allotted
Address	UK Postcode		
Name		Class of shares allotted	Number allotted
Address	UK Postcode		
Name		Class of shares allotted	Number allotted
Address	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] **Date** 4/4/02

A director / secretary, ~~administrator, administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

ICSA SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.
CHFP055

Company Number	1682048
Company Name in full	Enterprise Oil plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05 / 04 / 2002	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,650	5,379	643
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£4.9022	£4.36	£3.898

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Account ESOS	Class of shares allotted: Ordinary	Number allotted: 10,672
Address: 8 Telegraph Street, London		
UK Postcode: E C 2 R 7 A R		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK Postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK Postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK Postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form **0**

Signed [signature] **Date** 05.04.02

A director / secretary, administrator, ~~administrative receiver / receiver manager / receiver~~ ***Please delete as appropriate***

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	
	Tel
	DX number DX exchange

ICSA SOFTWARE
BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	1682048
Company Name in full	Enterprise Oil plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,091		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£3.7158		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Account ESOS	Class of shares allotted: Ordinary	Number allotted: 4,091
Address: 8 Telegraph Street, London		
UK Postcode: E C 2 R 7 A R		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 05 04 02

A director / secretary, administrator, administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

ICSA SOFTWARE
BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.
CHFP055

Company Number 1682048

Company Name in full Enterprise Oil plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 8	0 4	2 0 0 2			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,929		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£3.7158		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Account ESOS	Class of shares allotted: Ordinary	Number allotted: 6,929
Address: 8 Telegraph Street, London		
UK Postcode: EC2R 7AR		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed: MJWard Date: 8/4/02

A ~~director~~ / secretary, ~~administrator, administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

ICSA SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 1682048

Company Name in full Enterprise Oil plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,063	444	376
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£2.768	£3.8587	£4.6520

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Enterprise Oil Quest Limited	Class of shares allotted: Ordinary	Number allotted: 2,883
Address: Grand Buildings, Trafalgar Square, London		
UK Postcode WC2N 5EJ		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form **0**

Signed [signature] **Date** April 16, 2002

A director / secretary, ~~administrator, administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	
	Tel
	DX number DX exchange

ICSA SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	1682048
Company Name in full	Enterprise Oil plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£4.7426		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Enterprise Oil Quest Limited	Class of shares allotted	Number allotted
Address	Grand Buildings, Trafalgar Square, London	Ordinary	18
UK Postcode	WC2N 5EJ		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheets (if any) attached to this form **0**

Signed [signature] **Date** 11/4/02

~~A~~ director / secretary, ~~administrator~~, administrative ~~receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

	Tel
DX number	DX exchange

ICSA SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	1682048
Company Name in full	Enterprise Oil plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	253	403	5,262
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£4.7426	£3.8587	£2.768

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Enterprise Oil Quest Limited Address: Grand Buildings, Trafalgar Square, London UK Postcode: W C 2 N 5 E J	Class of shares allotted: Ordinary	Number allotted: 5,918
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [illegible signature] Date 17 4 02

A ~~director~~ / secretary, ~~administrator~~, ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

	Tel
DX number	DX exchange

I C S A SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	1682048
Company Name in full	Enterprise Oil plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	63	323	158
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£4.7426	£3.8587	£4.6520

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Enterprise Oil Quest Limited	Class of shares allotted: Ordinary	Number allotted: 544
Address: Grand Buildings, Trafalgar Square, London		
UK Postcode: WC2N 5EJ		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 29-4-02

A ~~director~~ / secretary, ~~administrator~~, ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

	Tel
DX number	DX exchange

ICSA SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	1682048
Company Name in full	Enterprise Oil plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	04	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,669		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Enterprise Oil Quest Limited	Class of shares allotted: Ordinary	Number allotted: 8,669
Address: Grand Buildings, Trafalgar Square, London		
UK Postcode: W C 2 N 5 E J		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form **0**

Signed MJWood **Date** 29-4-02

A ~~director~~ / secretary, ~~administrator~~, administrative receiver / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange